

June 6, 2011

Via E-mail
Yves Ducommun, Chief Executive Officer
SwissINSO Holding Inc.
590 Madison Avenue, 21st. Floor
New York, New York 10022

> RE: **SwissINSO Holding Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 0-53670**

Dear Mr. Ducommun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note numerous amounts that are included in currencies other than dollars. Please reflect such amounts in U.S. dollars in addition to the foreign currency.

Item 10. Directors, Executive Officers, and Corporate Governance

2. Please disclose for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company at the time that the disclosure is made, in light of the company's business and structure. See Item 401(e) of Regulation S-K.

3. Please provide the directors' compensation in the tabular format set forth in Item 402(r) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions…

4. The related party transactions disclosed in Note 11 to the financial statements on page F-17 should be included under this section. Please revise. Also, it is unclear whether

the EPFL agreement and MFT agreement were entered into with related parties. Please revise to add disclosure or advise why disclosure is not required.

Item 15. Exhibits

5. We note that Exhibits 10.1, 10.2, 10.8, 10.9, and 10.13 are missing exhibits, schedules and/or attachments. Please file these exhibits in their entirety.

6. We note that you have entered into sales contracts with distribution partners in Malaysia and Algeria, as discussed on page 2. Please file these exhibits or advise us as to why you believe these contracts are not material.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director